UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

August 2017

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant's name into English)

24 West 40th Street, 8th Floor

New York, NY 10018

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On August 10, 2017, Akari Therapeutics Plc (the “Company”) issued unaudited interim condensed consolidated financial statements as of June 30, 2017, prepared in accordance with generally accepted accounting principles in the United States, together with the Company’s Management Discussion and Analysis of Financial Condition and Results of Operations for the same period. Attached hereto and incorporated by reference herein are the following exhibits, which include the Interactive Data file relating to the financial statements in this Report on Form 6-K formatted in XBRL (eXtensible Business Reporting Language):

99.1	Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2017

99.2	Management Discussion and Analysis of Financial Condition and Results of Operations as of June 30, 2017

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Schema Document

101.CAL	XBRL Taxonomy Calculation Linkbase Document

101.DEF	XBRL Taxonomy Definition Linkbase Document

101.LAB	XBRL Taxonomy Label Linkbase Document

101.PRE	XBRL Presentation Linkbase Document

The information contained in this report (including the exhibits hereto) is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Robert M. Shaw
Name:	Robert M. Shaw
General Counsel & Secretary

Date: August 10, 2017